UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO New York Stock Exchange LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Avenida Prolongación Paseo de la Reforma 500 Colonia Lomas de Santa Fe Alcaldía Álvaro Obregón 01219 Mexico City Telephone: +(52) 55-5257-8000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing five (5) Series B shares Series B shares, par value Ps.3.780782962 each*
(Description of class of securities)

* Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s Series B shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 24, 2023	By	/s/ Hector Chávez Lopez	Executive Director of Investor Relations
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.